UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Underwritten Follow-on Offering

On February 11, 2026, MDJM LTD (the “Company”), closed its underwritten follow-on offering (the “Offering”) of 4,280,000 units (each, an “Unit,” and, collectively, the “Units”), with each Unit consisting of (i) one Class A ordinary share, par value $0.025 per share (each, a “Class A Ordinary Share,” and, collectively, the “Class A Ordinary Shares”) and (ii) one Series A warrant to purchase one Class A Ordinary Share (each, a “Series A Warrant,” and, collectively, the “Series A Warrants”), at a public offering price of $1.40 per Unit, for aggregate gross proceeds to the Company of approximately $6 million, before deducting underwriting discounts and offering expenses payable by the Company. The Company also granted the underwriters an over-allotment option exercisable for up to forty-five (45) days after the date of the Offering, which permits the underwriters to purchase a maximum of 642,000 additional Class A Ordinary Shares and/or 642,000 additional Series A Warrants to purchase Class A Ordinary Shares.

The Series A Warrants have a one-year term, are immediately exercisable after issuance, and have an initial exercise price of $1.40 per Class A Ordinary Share. On the 4th and 8th trading day following the closing of the Offering, the exercise price of the Series A Warrants will be reduced to 70% and 50% of the initial exercise price, or $0.98 and $0.70 per Class A Ordinary Share, respectively. Upon each adjustment to the exercise price for the Series A Warrants, the number of issuable shares underlying the Series A Warrants will be proportionally increased so that the aggregate exercise price of the Series A Warrants will remain the same. The Series A Warrants also provide for a zero exercise price option, in which the holder will receive 1.5 Class A Ordinary Shares that would be issuable upon a cash exercise of the Series A Warrant, without payment of additional consideration.

The securities in the Offering were offered pursuant to the Company’s registration statement on Form F-1 (File No. 333-292953), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 26, 2026 and declared effective by the SEC on February 9, 2026, and registration statement on Form F-1 (File No. 333-293329), which was filed with the SEC pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and became effective on February 10, 2026.

The Offering was conducted pursuant to an underwriting agreement, dated February 10, 2026 (the “Underwriting Agreement”), by and between the Company and Maxim Group LLC, as the sole book-running manager in connection with the Offering. Underwriting discounts equaled 7% of the gross proceeds of the Offering, and the Company also agreed to reimburse Maxim Group LLC for certain of its offering-related expenses in the amount of $80,000.

Copies of the Underwriting Agreement and the form of the Series A Warrant are attached hereto as Exhibits 10.1 and 4.1, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Underwriting Agreement and the Series A Warrants are subject to and qualified in their entirety by each such document.

In connection with the Offering, the Company issued a press release on February 10, 2026 announcing the pricing of the Offering and a press release on February 11, 2026 announcing the closing of the Offering. Copies of the press releases are attached hereto as Exhibits 99.1 and 99.2.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Series A Warrant
10.1	Underwriting Agreement entered into by and between the Company and Maxim Group LLC, dated February 10, 2026
99.1	Press Release – MDJM LTD Announces Pricing of Upsized $6.0 Million Public Offering
99.2	Press Release – MDJM LTD Announces Closing of Upsized $6.0 Million Public Offering

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: February 11, 2026	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chairman of the Board of Directors